

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2007

<u>Via Facsimile (225) 647-9112 and U.S. Mail</u>

Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzalez, LA 70737

> **Re: Crown Crafts, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed July 16, 2007**
> **File No. 001-07604**

Dear Ms. Vidrine Samson:

We have reviewed the above-referenced filing and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. We note, *for example*, your assertions that (i) Mr. Wasserman "had fully demonstrated that he was simply a mouthpiece for Wynnefield," and (ii) the Wynnefield Group's actions "disrupt your operations or distract your employees with concerns about their future and that of" the company.

2.   We note your statements that the Wynnefield Group is demanding seats on your board to press for hiring an investment banker to "pursue a sale of the company without regard to building long-term stockholder value." Please confirm that in future disclosure you will provide additional background and clarify that the Wynnefield Group has stated, in its proxy statement, that it seeks to maximize stockholder value through alternatives <u>including</u> a strategic transaction for the company.

3.   We note your disclosure that (i) the Wynnefield Group is responsible "only to its unnamed and undisclosed backers and has neither allegiance nor responsibility to" the company's security holders, and (ii) the Wynnefield Group's nominees "bring nothing to the table but their dedication to Wynnefield's agenda and the problematic balance they must strike between their fiduciary duties to you…and their loyalties and obligations to the Wynnefield Group, its investors and its

desire to see a quick sale of the Company." You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. Also, please clarify in future disclosure that if the Wynnefield Group's nominees are elected, they will have fiduciary duties to all company security holders, not solely the Wynnefield Group. Finally, clarify in future filings whether the Wynnefield Group is not in compliance with any law or rule in not disclosing its "backers."

4.   In future filings, please explain why you believe that the Wynnefield Group's intention to seek reimbursement for its expenses related to this contest and its decision to not seek security holder approval "further underscore[s] the self-serving nature of Wynnefield's agenda."

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions